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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 17 FEBRUARY 2014

The Company announces that the proposed resolutions set out in the notice of the extraordinary general meeting contained in the circular dated 29 January 2014 (the “Circular”) were duly passed by the Independent Shareholders by way of poll at the extraordinary general meeting (the “EGM”) held on 17 February 2014.

Reference is made to the Company’s Circular in relation to, among other things, the following:

(1) proposed subscription of Datang Pre-emptive Bonds by Datang;

(2) proposed subscription of Country Hill Pre-emptive Bonds by Country Hill; and

(3) proposed Further Special Mandates to issue Datang Conversion Shares and Country Hill Conversion Shares on conversion of the Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice of the EGM held on 17 February 2014 were duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against the resolutions in respect of the Datang Further Subscription at the EGM was 28,572,823,022 Shares. As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against the resolutions in respect of the Country Hill Further Subscription at the EGM was 26,062,575,211 Shares. As at the date of the EGM, the number of Shares entitling the holder to attend the EGM and abstain from voting in favour of the proposed resolutions as set out in Rule 13.40 of the Listing Rules at the EGM was nil Shares. As set out in the Circular and in accordance with the Listing Rules, Datang and its associates, being connected persons of the Company in respect of the Datang Further Subscription holding an aggregate of 6,116,138,341 Shares representing approximately 19.01% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate; Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Further Subscription holding an aggregate of 3,605,890,530 Shares representing approximately 11.21% of the total issued share capital of the

Company as at the date of the EGM, were required to abstain from voting on the ordinary resolutions to approve the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate. The Company confirms that each of Datang and Country Hill has abstained from voting at the EGM pursuant to the aforesaid requirements. There were no Shares entitling the holders to attend and vote only against any of the resolutions at the EGM.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
1.	(a)	To approve, confirm and ratify the Datang Further Subscription Agreement in relation to the issue of the Datang Pre-emptive Bonds and the transactions contemplated thereby.#	9,027,148,203 (98.15%)	170,257,665 (1.85%)

(b)
To approve, subject to
completion of the Datang
Further Subscription
Agreement, the creation
and issue of the Datang
Pre-emptive Bonds to
Datang pursuant to the
terms and conditions of
the Datang Further
Subscription Agreement.
#

(c)
To authorise and grant a
special mandate to the
directors of the Company
to allot, issue and deal
with the Datang
Conversion Shares upon
the exercise of the
conversion rights
attaching to the Datang
Pre-emptive Bonds on and
subject to the terms and
conditions of the Datang
Further Subscription
Agreement and the Datang
Pre-emptive Bonds. #

(d)
To authorise any
director(s) of the
Company to enter into
any agreement, deed or
instrument and/or to
execute and deliver all
such documents and/or do
all such acts on behalf
of the Company as he/she
may consider to be
necessary, desirable or
expedient for the
purpose of, or in
connection with the
implementation and
completion of the Datang
Further Subscription
Agreement and
transactions
contemplated thereunder
and all matters
incidental to, ancillary
to or in connection
thereto (subject to
compliance with the
Rules Governing the
Listing of Securities on
The Stock Exchange of
Hong Kong Limited (the
‘‘Listing Rules’’)). #

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
2.	(a)	To approve, confirm and ratify the Country Hill Further Subscription Agreement in relation to the issue of the Country Hill Pre-emptive Bonds and the transactions contemplated thereby. #	11,537,395,114 (98.55%)	170,258,565 (1.45%)

(b)
To approve, subject to
completion of the
Country Hill Further
Subscription Agreement,
the creation and issue
of the Country Hill
Pre-emptive Bonds to
Country Hill pursuant to
the terms and conditions
of the Country Hill
Further Subscription
Agreement. #

(c)
To authorise and grant a
special mandate to the
directors of the Company
to allot, issue and deal
with the Country Hill
Conversion Shares upon
the exercise of the
conversion rights
attaching to the Country
Hill Pre-emptive Bonds
on and subject to the
terms and conditions of
the Country Hill Further
Subscription Agreement
and the Country Hill
Pre-emptive Bonds. #

(d)
To authorise any
director(s) of the
Company to enter into
any agreement, deed or
instrument and/or to
execute and deliver all
such documents and/or do
all such acts on behalf
of the Company as he/she
may consider to be
necessary, desirable or
expedient for the
purpose of, or in
connection with the
implementation and
completion of the
Country Hill Further
Subscription Agreement
and transactions
contemplated thereunder
and all matters
incidental to, ancillary
to or in connection
thereto (subject to
compliance with the
Listing Rules). #

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# The full text of the Resolutions is set out in the Notice of EGM dated 29 January 2014.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

Semiconductor Manufacturing International Corporation

Gareth Kung

Company Secretary

Shanghai, 17 February 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan